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                               September 21, 2023

       Felicia R. Hendrix
       Executive Vice President and Chief Financial Officer
       PENN Entertainment, Inc.
       825 Berkshire Blvd., Suite 200
       Wyomissing, Pennsylvania 19610

                                                        Re: PENN Entertainment,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 7, 2023
                                                            File No. 000-24206

       Dear Felicia R. Hendrix:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response Dated September 7, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       33

   1. We note your response to prior comment two. Please further address the following items:

                                                              Your response
indicates that you    cannot predict the impact indirect consequences of
                                                            climate-related
regulation will have on the Company   s business, financial condition,
                                                            results of
operations or cash flows    and cites risk factor disclosure that mentions
                                                               emissions,
but does not otherwise specifically address climate-related regulation or risks. Tell us how
you considered disclosing the uncertainties regarding climate-
                                                            related regulation
and the related risks to your business, financial condition, results of operations, or cash
flows.
 Felicia R. Hendrix
PENN Entertainment, Inc.
September 21, 2023
Page 2
                Your response indicates that you have    not experienced,
are    not aware of,    and
              have    not identified    material or significant changes in
demand or competition
              related to the greenhouse gas emissions of products or services. Tell us more about
              (i) your actual experience regarding these changes, including how you have identified or become aware of them, (ii) how you determined whether changes in demand and competition are related to climate change, as compared to the other factors noted in your response, and (iii) how you evaluated climate-related changes, providing support for your determination that these are not material or significant.

                Your response indicates that you have had investor inquiries about your operations with regard to GHG emissions and other carbon-based energy impacts, but you have
              not identified any    material reputational risks resulting from
these inquiries.    Tell us
              how you evaluated the reputational risks related to these inquires and how you determined that these are not material for purposes of disclosure. In this regard, we note that your proxy statement filed on April 25, 2023, and your CSR Report appear to highlight that your sustainability initiatives were taken pursuant to shareholder engagement. In addition, tell us how you considered other climate-related reputational risks relating to your business and operations (i.e., not limited to investor inquiries).
2.       Your response to prior comment three indicates that,    The Company
faces potential risks
         associated with the physical effects of climate change . . . any of which could have a material adverse effect on our business, financial condition, results of operations and cash
         flows,    and describes the    material impact    of Hurricane Laura
in 2020, as well as
         temporary closures or reduced visitation volumes your properties experienced due to six other named storms during the periods covered by your Form 10-K. In light of your response, please tell us how you considered providing disclosure regarding potential risks associated with the physical effects of climate change and the related material impacts on your operations and results you have experienced and may experience in the future. In this regard, we note that disclosure in your Form 10-K does not appear to relate severe weather to climate change. In light of your response that you cannot predict the impact
         that changing climate conditions will have,    please also tell us how
you considered
         disclosing these uncertainties and the associated risks.
3.     We note that your response to prior comment three states    payouts on
our insurance
       claims have been material,    quantifies increasing insurance costs
(representing 14% of
       your income before income taxes in 2022), and indicates the    frequency
or severity of
       weather events could lead to further increases in insurance costs for our properties in
       future periods.    Yet, your response states that you will consider
adding a a specific
       climate change risk factor    [i]f circumstances change.    Please tell
us how you considered
FirstName LastNameFelicia R. Hendrix
       disclosing the increased cost of insurance you have experienced and expect to experience
Comapany    NamePENN
       in future         Entertainment,
                 periods as a consequence Inc.
                                            of the physical risks of climate
change, including
       which
September   21,changed circumstances
                2023 Page  2           you consider relevant in this regard.
FirstName LastName
 Felicia R. Hendrix
FirstName  LastNameFelicia
PENN Entertainment,   Inc. R. Hendrix
Comapany 21,
September   NamePENN
                2023    Entertainment, Inc.
September
Page  3     21, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ron Alper at 202-551-3329 or Jennifer Angelini at 202-551-3047 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction